INVEST IN **MAVEN CURATION**

Maven is the first platform built for curators and their audiences



Cara's Community
Jan 1, 2022 - Feb 28, 2022
Weekly
Total Members
1,207
+ 17%
Post Views
2,219
+ 7%
Hit Rate
73%
- 5%
Save Rate
62%
+ 2%
Popular Posts
Hit Rate
Free Like Me
79%
View
Comin' Thru
72%
View
Let Them Know
68%
View
Most Engaged Members
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Top Audience Genres
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mavencuration.com New York NY

Technology | Software | Curator | Consumer Tech

LEAD INVESTOR



Kelson Quan CEO Founder - Wager Games, Paygo. Ex Apple Product and Engineering

The world is changing and PEOPLE are becoming businesses. Youtubers and twitch streamers were the first layers of creators that could top $1-$20M dollar salaries. More than any local business and there's thousands of them. We gave these local businesses tools like Toast, Square to grow these local businesses and these are billion dollar companies. But who is giving the new age small business of influencers their tools? Who will be the next square to empower these new small businesses? It's going to be Maven and I believe that these are the tools their lacking. Frankly, its a huge opportunity to help them monetize better and take a cut doing it. I have worked with Niina in the past and believe in the team she has built. I whole heartedly am happy to invest and recommend Maven the future of curation.

Invested $1,000 this round

Highlights

1. "The curation renaissance is just beginning." - Bessemer Ventures 2022 Roadmap
2. "If you think the creator economy is big just wait for the curation economy" - D'Arcy Coolican, A16Z

Our Founder



Niina Al-Hassan Founder & CEO

Curator & Venture Builder

Most people build tools for curators that fit into the creator ecosystem. As a curator myself, I know that we deserve more than plugins and workarounds. That's why I'm building Maven, a brand new ecosystem for curators.

Pitch

Pitch



maven curation



The first platform built for curators.



PROBLEM
Cara L.
Music Curator
"Curating music is my passion, but everything else is a pain."
Curators have no dedicated platform to scale their work.
A MUSIC CURATOR'S TECH STACK



PROBLEM
Lucas J.
Music Curator
"With Substack, I almost had to reinvent the wheel - there is lots of manual work I do over and over again."
Substack and tools made for creators just don't cut it.



Lucas tried using spreadsheets to automate manual workflows.
This isn't scalable.
4



"We believe the curation renaissance is just beginning."
Bessemer Ventures, March 2022
Book Curator
Art Curator
Dining Curator
$26BN
Market Size
24M
US Curators


5


Maven Curation
The first platform built for curators to scale their work and connect with the right audiences.
Cara
MUSIC CURATOR
Keilidh H.
ART CURATOR
Susan
DINING CURATOR
Tashaun
FILM CURATOR
6


Easily create and promote content to the right people.
CARA'S VIEW
Review & Submit
YOUR VIEW
Cara's Curation
Free Like Me
Play
7


Understand what your community loves & uncover your most engaged members.
Cara's Community
1,207
2,219
73%
62%
Free Like Me
Comin' Thru
Let Them Know
8


Curators loved our prototype 🎉 🥳
Lucas C.
Music Curator
"Maven's platform made it super easy to share content and grow my audience."




Users loved our prototype 🎉 🥳
Chris C.
Prototype User
"I felt connected to my curator and that I could put my trust in their ability."


Our vision is to own the curator economy.
$26BN
CURATOR ECONOMY
Media + Dining
$14BN
MEDIA CURATORS
Podcasts + TV + Film + Books
$9BN
MUSIC CURATORS
11


We're getting ready to launch our beta.
33
Handpicked Curators
300+
Audience Waitlist
Youth
12


Our team has 35+ years of curation experience.
ADVISORS
Elliott Breece
Co-Founder & CPO, Songza (Acquired by Google)
Niina Al-Hassan
Founder & CEO
4+ Years Product & Venture Studio Experience
prehype
IAS
J.P.Morgan
Antoin Campbell
Founding Engineer
5+ Years Full Stack Experience
Zillow
VOX MEDIA
Lucas Chiang
Head of Curation
Will Ehrich
Head of Content
Lucas Johnson
Head of Comms
Adaeze Nwakobi
Head of Brand
13